Exhibit 99.1

YY Reports First Quarter 2019 Unaudited Financial Results

Guangzhou, China, May 29, 2019 - YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a global social media platform, today announced its unaudited financial results for the first quarter of 2019. The Company completed the acquisition of Bigo Inc. (“Bigo”) in the first quarter of 2019 and has consolidated Bigo’s financials starting from March 4, 2019.

First Quarter 2019 Financial Highlights

•	Net revenues increased by 47.1% to RMB4,780.6 million (US$705.3 million) from RMB3,248.9 million in the corresponding period of 2018.
•	Net income attributable to controlling interest of YY Inc.[1] increased by 223.9% to RMB3,120.4 million (US$460.4 million) from RMB963.5 million in the corresponding period of 2018.
•	Non-GAAP net income attributable to controlling interest of YY Inc.[2] was RMB653.5 million (US$96.4 million), compared to RMB730.0 million in the corresponding period of 2018.

First Quarter 2019 Operational Highlights

•	Global video and live streaming average mobile MAUs[3] reached over 400 million, among which over 75% were from outside of China.
•	Average mobile MAUs of YY (including YY Live and Hago) increased by 65.6% to 59.8 million from 36.1 million in the corresponding period of 2018, primarily driven by the user growth of Hago.
•	Total number of paying users[4] of YY increased by 17.1% to 4.1 million from 3.5 million in the corresponding period of 2018.
•	Average mobile MAUs of Huya increased by 29.8% to 53.9 million from 41.5 million in the corresponding period of 2018.

1 Net income attributable to controlling interest of YY Inc., is net income less net (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholder.

2 Non-GAAP net income attributable to controlling interest of YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to controlling interest of YY Inc. excluding share-based compensation expenses, impairment of goodwill and investment, amortization of intangible assets from business acquisitions, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments (deemed disposal refers to dilution of equity interest in equity-method investments), gain on fair value change of investments and equity investees’ investments, fair value loss on derivative liabilities, income tax effects on non-GAAP adjustment and non-GAAP adjustment for net (loss) income attributable to non-controlling interests shareholders. These adjustments amounted to a reversal of net gain of RMB2,466.9 million (US$364.0 million) and RMB233.5 million in the first quarter of 2019 and 2018, respectively. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for more details.

3 Refers to mobile average monthly active users. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

4 Refers to a registered user that has purchased virtual items on YY’s platforms at least once during the period presented.

1

•	Total number of paying users of Huya increased by 57.4% to 5.4 million from 3.4 million in the corresponding period of 2018.
•	Average mobile MAUs of Bigo (including its short form video and live streaming services, such as Like and Bigo Live) increased by 160.6% to 78.7 million from 30.2 million in the corresponding period of 2018, primarily driven by the user growth of Like.
•	Average mobile MAUs of IMO (under Bigo’s operation) reached 211.8 million. IMO is a global video communication application.

“We are very excited to witness that YY has successfully evolved into a global social media platform with over 400 million in global video and live streaming average mobile MAUs in the first quarter of 2019, after the acquisition of Bigo. We carried our strong growth momentum into 2019 with solid first quarter results, driven by enhanced performances from YY, Huya and Bigo,” stated Mr. David Xueling Li, Chairman and Chief Executive Officer of YY. “Importantly, over 75% of such global video and live streaming MAUs were from outside of China, demonstrating that our global expansion strategy has achieved initial success. Our average mobile MAUs for short form video and live streaming services reached 192.4 million, and total number of paying users for YY, Huya and Bigo continued to grow healthily year over year. This strong growth was a result of our commitment to expanding our global operations, upgrading our content offerings, and improving our AI technological capabilities. During the same quarter, IMO had 211.8 million in average mobile MAUs. By offering frictionless video call and other communication tools, IMO has attracted a highly engaged and video-oriented user base in the Middle East, South Asia and other global regions. As we continue to develop synergies among different business lines going forward, we will leverage these synergies to create high-quality video-based content across our platform and best-in-class user experiences for our global user community.”

Mr. Bing Jin, Chief Financial Officer of YY, further commented, “We delivered another quarter of solid financial results, marked by high growth and strong profitability. Our total net revenues in the first quarter increased by 47.1% year over year to RMB4,780.6 million, exceeding the high end of our previous guidance range. The increase in net revenues was primarily driven by an year-over-year 47.9% increase in live streaming revenues to RMB4,485.0 million, and the contribution from the consolidation of Bigo. Going forward, as we continue to invest in video-based content offerings, global user base expansion and AI technological innovation, we believe that we will further enhance our monetization and yield sustainable growth.”

First Quarter 2019 Financial Results

NET REVENUES

Net revenues increased by 47.1% to RMB4,780.6 million (US$705.3 million) in the first quarter of 2019 from RMB3,248.9 million in the corresponding period of 2018, primarily driven by an increase in live streaming revenues, and the contribution from the consolidation of Bigo segment.

2

Live streaming revenues increased by 47.9% to RMB4,485.0 million (US$661.7 million) in the first quarter of 2019 from RMB3,032.0 million in the corresponding period of 2018, primarily attributable to the continued live streaming revenues growth in YY and Huya segments and, to a lesser extent, the consolidation of the live streaming revenues of Bigo for most of the month of March 2019.

Other revenues increased by 36.3% to RMB295.6 million (US$43.6 million) in the first quarter of 2019 from RMB216.9 million in the corresponding period of 2018, primarily driven by the increase of advertising revenues from Huya and Bigo segments.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 56.8% to RMB3,160.3 million (US$466.3 million) in the first quarter of 2019 from RMB2,015.8 million in the corresponding period of 2018, mainly attributable to an increase in revenue-sharing fees and content costs to RMB2,524.7 million (US$372.5 million) in the first quarter of 2019 from RMB1,621.0 million in the corresponding period of 2018. The increase in revenue-sharing fees and content costs paid to performers, guilds and content providers was in line with the increase in live streaming revenues for both YY and Huya segments, respectively. Bandwidth costs increased to RMB297.4 million (US$43.9 million) in the first quarter of 2019 from RMB225.4 million in the corresponding period of 2018, primarily reflecting continued overseas user base expansion.

Gross profit increased by 31.4% to RMB1,620.3 million (US$239.1 million) in the first quarter of 2019 from RMB1,233.1 million in the corresponding period of 2018. Gross margin was 33.9% in the first quarter of 2019, compared to 38.0% in the corresponding period of 2018, primarily due to the increase in revenue-sharing fees and content costs. The decrease in gross margin was also attributable to the impact caused by the relatively low gross margin of the Huya segment as its contribution to net revenues increased significantly year-over-year.

OPERATING INCOME

Operating expenses were RMB1,215.4 million (US$179.3 million) in the first quarter of 2019, compared to RMB649.1 million in the corresponding period of 2018, primarily due to the Company’s increased efforts in sales and marketing activities in overseas markets, as well as the increase in staff related expenses for AI research and development personnel.

Operating income was RMB473.6 million (US$69.9 million) in the first quarter of 2019, compared to RMB596.4 million in the corresponding period of 2018. Operating margin was 9.9% in the first quarter of 2019, compared to 18.4% in the corresponding period of 2018, primarily due to the decrease in gross margin and the increase in sales and marketing expenses, which is partially related to the consolidation of Bigo.

3

Non-GAAP operating income5 was RMB717.3 million (US$105.8 million) in the first quarter of 2019, compared to RMB727.3 million in the corresponding period of 2018. Non-GAAP operating margin6 was 15.0% in the first quarter of 2019, compared to 22.4% in the corresponding period of 2018.

NET INCOME

Net income attributable to controlling interest of YY Inc. increased by 223.9% to RMB3,120.4 million (US$460.4 million) in the first quarter of 2019 from RMB963.5 million in the corresponding period of 2018, mainly due to the remeasurement gain of YY’s previously held interests in Bigo amounting to RMB2,669.3 million (US$393.8 million), which was included as part of the “gain on fair value change of investments”. Net margin was 65.3% in the first quarter of 2019, compared to 29.7% in the corresponding period of 2018. The effective tax rate in the first quarter of 2019 was significantly impacted by the gain on fair value change of investment in Bigo, as it was non-taxable for income tax purpose.

Non-GAAP net income attributable to controlling interest of YY Inc. was RMB653.5 million (US$96.4 million) in the first quarter of 2019, compared to RMB730.0 million in the corresponding period of 2018. Non-GAAP net margin7 was 13.7% in the first quarter of 2019, compared to 22.5% in the corresponding period of 2018.

NET INCOME PER ADS

Diluted net income per ADS8 was RMB44.55 (US$6.57) in the first quarter of 2019, compared to RMB6.86 in the corresponding period of 2018.

Non-GAAP diluted net income per ADS9 was RMB9.32 (US$1.38) in the first quarter of 2019, compared to RMB10.96 in the corresponding period of 2018.

5 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain on deconsolidation and disposal of a subsidiary. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

6 Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

7 Non-GAAP net margin is non-GAAP net income attributable to controlling interest of YY Inc. as a percentage of net revenues.

8ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to common shareholders of YY Inc. divided by weighted average number of diluted ADS.

9 Non-GAAP diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to common shareholders of YY Inc. divided by weighted average number of ADS used in the calculation of diluted net income per ADS. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

4

BALANCE SHEET AND CASH FLOWS

As of March 31, 2019, the Company had cash and cash equivalents, restricted cash and cash equivalents, restricted short-term deposits and short-term deposits of RMB14,744.4 million (US$2,175.4 million). For the first quarter of 2019, net cash from operating activities was RMB966.1 million (US$142.5 million).

SHARES OUTSTANDING

As of March 31, 2019, the Company had a total of 1,613.3 million common shares, or the equivalent of 80.7 million ADSs, outstanding.

Business Outlook

For the second quarter of 2019, the Company expects net revenues to be between RMB6.0 billion and RMB6.2 billion10, representing a year-over-year growth of 59.0% to 64.3%. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Tuesday, May 28, 2019, at 9:00 P.M. Eastern Time (or Wednesday, May 29, 2019, at 9:00 A.M. Beijing Time) to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International:	+65-6713-5440
China Domestic:	400-120-0654
Hong Kong:	+852-3018-6776
Conference ID:	#5556539

The replay will be accessible through June 5, 2019, by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-9003-4211
Conference ID:	#5556539

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.yy.com/.

10 The outlook of net revenues for the second quarter of 2019 includes the impact from Bigo’s consolidation. However, when calculating the year-over-year growth rate, Bigo’s net revenues in the same period of 2018 was not included as the part of denominator.

5

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.7777 to US$1.00, the noon buying rate in effect on March 31, 2019 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a global social media platform. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing, and enjoying a vast range of entertainment content and activities. YY enables users to interact with each other in real time through online live media and offers users a uniquely engaging and immersive entertainment experience. YY owns YY Live, a leading live streaming social media platform in China and Huya, a leading game live streaming platform in China. In addition, YY completed the acquisition of Bigo in March 2019. Bigo is a fast-growing global tech company. Headquartered in Singapore, Bigo owns Bigo Live, a leading global live streaming platform outside of China; Like, a leading global short form video social platform; IMO, a global video communication app, and other social applications. YY has created an online community for global video and live streaming users. YY Inc. was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY’s strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to first parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY's future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain active users, especially paying users; YY’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

6

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to controlling interest of YY Inc., non-GAAP net margin attributable to controlling interest of YY Inc., non-GAAP net income attributable to common shareholders of YY Inc., and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain on deconsolidation and disposal of subsidiary. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income is net income excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments, gain on fair value change of investments and equity investees’ investments, fair value loss on derivative liabilities, and income tax effects of above non-GAAP reconciling items. Non-GAAP net income attributable to controlling interest of YY Inc. is net income attributable to controlling interest of YY Inc. excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments, gain on fair value change of investments and equity investees’ investments, fair value loss on derivative liabilities, income tax effects of above non-GAAP reconciling items and adjustment for non-GAAP reconciling items for the income attributable to non-controlling interests. Non-GAAP net margin is non-GAAP net income attributable to controlling interest of YY Inc. as a percentage of net revenues. Non-GAAP net income attributable to common shareholders of YY Inc. is net income attributable to common shareholders of YY Inc. excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments, gain on fair value change of investments and equity investees’ investments, fair value loss on derivative liabilities, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and income tax effects of above non-GAAP reconciling items and adjustment for non-GAAP reconciling items for the income attributable to non-controlling interests. After the non-GAAP reconciliation, non-GAAP net income attributable to controlling interests of YY Inc. is equal to the non-GAAP net income attributable to common shareholders of YY Inc. Basic and diluted non-GAAP net income per ADS is non-GAAP net income attributable to common shareholders of YY Inc. divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments, gain on fair value change of investments and equity investees’ investments, fair value loss on derivative liabilities, and accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) attributable to non-controlling interest shareholders, which are affected by above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

7

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Investor Relations Contact

YY Inc.

Matthew Zhao

Tel: +86 (20) 8212-0000

Email: IR@YY.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 915-1611

Email: IR@YY.com

8

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	6,004,231	8,936,229	1,318,475
Restricted cash and cash equivalents	-	263,132	38,823
Short-term deposits	7,326,996	4,907,121	724,010
Restricted short-term deposits	-	637,907	94,119
Short-term investments	979,053	1,402,678	206,955
Accounts receivable, net	198,428	632,357	93,300
Amounts due from related parties	193,559	10,330	1,524
Financing receivables, net	768,343	704,451	103,937
Prepayments and other current assets	1,019,019	639,029	94,286

Total current assets	16,489,629	18,133,234	2,675,429

Non-current assets
Long-term deposits	1,000,000	-	-
Deferred tax assets	70,834	113,059	16,681
Investments	4,591,524	1,436,281	211,913
Property and equipment, net	1,296,319	1,697,773	250,494
Land use rights, net	1,784,639	1,772,615	261,536
Intangible assets, net	74,685	3,533,432	521,332
Right-of-use assets, net(1)	-	266,728	39,354
Goodwill	11,763	12,497,140	1,843,861
Financing receivables, net	224,793	224,609	33,139
Other non-current assets	223,859	246,938	36,434

Total non-current assets	9,278,416	21,788,575	3,214,744

Total assets	25,768,045	39,921,809	5,890,173

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Convertible bonds	6,863	6,734	994
Accounts payable	114,589	235,556	34,755
Deferred revenue	951,616	1,210,396	178,585
Advances from customers	101,690	90,516	13,355
Income taxes payable	235,561	307,124	45,314
Accrued liabilities and other current liabilities	2,414,371	3,324,934	490,570
Amounts due to related parties	28,336	33,745	4,979
Lease liabilities due within one year(1)	-	103,350	15,249
Short-term loans	-	1,282,516	189,226

Total current liabilities	3,853,026	6,594,871	973,027

Non-current liabilities
Lease liabilities(1)	-	172,138	25,398
Deferred revenue	91,710	129,876	19,162
Deferred tax liabilities	27,505	350,981	51,785

Total non-current liabilities	119,215	652,995	96,345

Total liabilities	3,972,241	7,247,866	1,069,372

9

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	US$

Mezzanine equity	418,673	420,525	62,045

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 981,740,848 shares issued and outstanding as of December 31, 2018; 1,297,051,264 shares issued and 1,286,804,655 shares outstanding as of and March 31, 2019, respectively)	59	80	12
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 288,182,976 and 326,509,555 shares issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)	21	24	4
Additional paid-in capital	11,168,866	19,048,058	2,810,401
Statutory reserves	101,725	101,725	15,009
Retained earnings	6,913,469	10,024,537	1,479,047
Accumulated other comprehensive income	336,152	228,389	33,697

Total YY Inc.’s shareholders’ equity	18,520,292	29,402,813	4,338,170

Non-controlling interests	2,856,839	2,850,605	420,586

Total shareholders’ equity	21,377,131	32,253,418	4,758,756

Total liabilities, mezzanine equity and shareholders’ equity	25,768,045	39,921,809	5,890,173

(1)	The Company has adopted ASC842 “Leases” beginning January 1, 2019 using the optional transition method and prior periods were not restated. The only major impact of the standard is that assets and liabilities amounting to RMB145.2 million and RMB141.2 million, respectively, are recognized beginning January 1, 2019 for leased office space with terms of more than 12 months.

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2018	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	RMB	US$

Net revenues
Live streaming	3,032,035	4,391,418	4,485,020	661,732
Others	216,896	249,506	295,564	43,608

Total net revenues	3,248,931	4,640,924	4,780,584	705,340

Cost of revenues(1)	(2,015,797)	(3,013,063)	(3,160,325)	(466,283)

Gross profit	1,233,134	1,627,861	1,620,259	239,057

Operating expenses(1)
Research and development expenses	(249,465)	(332,513)	(404,736)	(59,716)
Sales and marketing expenses	(235,658)	(323,689)	(534,236)	(78,823)
General and administrative expenses	(163,976)	(274,979)	(276,424)	(40,784)

Total operating expenses	(649,099)	(931,181)	(1,215,396)	(179,323)

Other income	12,374	21,924	68,688	10,134

Operating income	596,409	718,604	473,551	69,868

Interest expense	(2,019)	(139)	(6,219)	(918)
Interest income and investment income	92,191	123,401	148,289	21,879
Foreign currency exchange gain (losses), net	6,719	(1,338)	1,333	197
Gain on deemed disposal and disposal of investments	-	2,179	-	-
Gain on fair value change of investments	426,547	26,138	2,649,843	390,965
Fair value loss on derivative liabilities	(11,868)	-	-	-

Income before income tax expenses	1,107,979	868,845	3,266,797	481,991

Income tax expenses	(148,245)	(107,114)	(123,971)	(18,291)

Income before share of income (loss) in equity method investments, net of income taxes	959,734	761,731	3,142,826	463,700

Share of income (loss) in equity method investments, net of income taxes	9,179	(19,281)	7,156	1,056

Net income	968,913	742,450	3,149,982	464,756

Less: Net income attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders	5,384	47,744	29,549	4,360

Net income attributable to controlling interest of YY Inc.	963,529	694,706	3,120,433	460,396

Less: Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	30,107	6,083	9,365	1,382
Cumulative dividend on subsidiary’s Series A Preferred Shares	-	4,606	6,730	993
Deemed dividend to subsidiary’s Series A preferred shareholders	489,284	-	-	-

Net income attributable to common shareholders of YY Inc.	444,138	684,017	3,104,338	458,021

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2018	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	RMB	US$

Net income per ADS
—Basic	6.97	10.64	44.93	6.63
—Diluted	6.86	10.54	44.55	6.57
Weighted average number of ADS used in calculating net income per ADS
—Basic	63,694,535	64,307,569	69,097,090	69,097,090
—Diluted	64,713,421	64,609,000	69,640,885	69,640,885

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2018	December 31 2018	March 31, 2019	March 31, 2019
	RMB	RMB	RMB	US$

Cost of revenues	19,608	14,650	14,309	2,111
Research and development expenses	54,467	50,042	70,607	10,418
Sales and marketing expenses	1,869	1,158	1,976	292
General and administrative expenses	36,563	88,909	94,877	13,998

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YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2018	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	RMB	US$

Operating income	596,409	718,604	473,551	69,868
Share-based compensation expenses	112,507	154,759	181,769	26,819
Impairment of goodwill and investments	18,349	15,099	-	-
Amortization of intangible assets from business acquisitions	-	-	62,000	9,148

Non-GAAP operating income	727,265	888,462	717,320	105,835

Net income	968,913	742,450	3,149,982	464,756
Share-based compensation expenses	112,507	154,759	181,769	26,819
Impairment of goodwill and investments	18,349	15,099	-	-
Amortization of intangible assets from business acquisitions	-	-	62,000	9,148
Gain on deemed disposal and disposal of investments	-	(2,179)	-	-
Gain on fair value change of investments and equity investees’ investments	(426,547)	(1,089)	(2,655,338)	(391,776)
Fair value loss on derivative liabilities	11,868	-	-	-
Income tax effects on non-GAAP adjustments	44,466	21,479	(16,996)	(2,508)

Non-GAAP net income	729,556	930,519	721,417	106,439

Net income attributable to common shareholders of YY Inc.	444,138	684,017	3,104,338	458,021
Share-based compensation expenses	112,507	154,759	181,769	26,819
Impairment of goodwill and investments	18,349	15,099	-	-
Amortization of intangible assets from business acquisitions	-	-	62,000	9,148
Gain on deemed disposal and disposal of investments	-	(2,179)	-	-
Gain on fair value change of investments and equity investees’ investments	(426,547)	(1,089)	(2,655,338)	(391,776)
Fair value loss on derivative liabilities	11,868	-	-	-
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	519,391	10,689	16,095	2,375
Income tax effects on non-GAAP adjustments	44,466	21,479	(16,996)	(2,508)
Non-GAAP adjustments for net loss (gain) attributable to the non-controlling interest shareholders	5,820	(35,843)	(38,346)	(5,658)

Non-GAAP net income attributable to controlling interest and common shareholders of YY Inc.	729,992	846,932	653,522	96,421

Non-GAAP net income per ADS
—Basic	11.46	13.17	9.46	1.40
—Diluted	10.96	13.02	9.32	1.38
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	63,694,535	64,307,569	69,097,090	69,097,090
—Diluted	64,713,421	64,609,000	69,640,885	69,640,885

13

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2019

	YY(1)	Huya	Bigo(2)	Elimination(3)	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,566,523	1,552,482	366,015	-	4,485,020	661,732
Others	186,733	78,996	29,835	-	295,564	43,608

Total net revenues	2,753,256	1,631,478	395,850	-	4,780,584	705,340

Cost of revenues(4)	(1,548,046)	(1,358,105)	(254,174)	-	(3,160,325)	(466,283)

Gross profit	1,205,210	273,373	141,676	-	1,620,259	239,057
Operating expenses(4)
Research and development expenses	(235,502)	(90,044)	(79,190)	-	(404,736)	(59,716)
Sales and marketing expenses	(266,317)	(78,164)	(189,755)	-	(534,236)	(78,823)
General and administrative expenses	(163,364)	(85,811)	(27,249)	-	(276,424)	(40,784)

Total operating expenses	(665,183)	(254,019)	(296,194)	-	(1,215,396)	(179,323)

Other income	58,066	8,864	1,758	-	68,688	10,134

Operating income (loss)	598,093	28,218	(152,760)	-	473,551	69,868

Interest expenses	(6,219)	-	(1,395)	1,395	(6,219)	(918)
Interest income and investment income	94,745	54,585	354	(1,395)	148,289	21,879
Foreign currency exchange (losses) gain, net	(965)	(374)	2,672	-	1,333	197
Gain on fair value change of investments	2,649,843	-	-	-	2,649,843	390,965

Income (loss) before income tax expenses	3,335,497	82,429	(151,129)	-	3,266,797	481,991

Income tax (expenses) benefits	(110,380)	(18,968)	5,377	-	(123,971)	(18,291)

Income before share of (loss) income in equity method investments, net of income taxes	3,225,117	63,461	(145,752)	-	3,142,826	463,700

Share of income (loss) in equity method investments, net of income taxes	7,157	(1)	-	-	7,156	1,056

Net income (loss)	3,232,274	63,460	(145,752)	-	3,149,982	464,756

(1)	In 2019 the segment of “YY Live” was renamed as “YY”.

(2)	On March 4, 2019, YY completed the acquisition of Bigo. Therefore, Bigo’s financial results from March 4, 2019 to March 31, 2019 were included in YY’s consolidated financial statements.

(3)	The elimination mainly consists of interest income and interest expenses generated from the loan among YY and Bigo segments.

(4)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2019

	YY	Huya	Bigo	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	7,224	4,020	3,065	14,309	2,111
Research and development expenses	25,992	11,824	32,791	70,607	10,418
Sales and marketing expenses	552	904	520	1,976	292
General and administrative expenses	38,194	51,078	5,605	94,877	13,998

14

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2019

	YY	Huya	Bigo	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	598,093	28,218	(152,760)	473,551	69,868
Share-based compensation expense	71,962	67,826	41,981	181,769	26,819
Amortization of intangible assets from business acquisitions	-	-	62,000	62,000	9,148

Non-GAAP operating income (loss)	670,055	96,044	(48,779)	717,320	105,835

Net income (loss)	3,232,274	63,460	(145,752)	3,149,982	464,756
Share-based compensation expenses	71,962	67,826	41,981	181,769	26,819
Amortization of intangible assets from business acquisitions	-	-	62,000	62,000	9,148
Gain on fair value change of investments and equity investees’ investments	(2,655,338)	-	-	(2,655,338)	(391,776)
Income tax effects on non-GAAP adjustments	(7,479)	-	(9,517)	(16,996)	(2,508)

Non-GAAP net income (loss)	641,419	131,286	(51,288)	721,417	106,439

15

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2018

	YY	Huya	Total	Total
	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,949,636	1,441,782	4,391,418	638,705
Others	186,359	63,147	249,506	36,289

Total net revenues	3,135,995	1,504,929	4,640,924	674,994

Cost of revenues(1)	(1,746,771)	(1,266,292)	(3,013,063)	(438,232)

Gross profit	1,389,224	238,637	1,627,861	236,762

Operating expenses(1)
Research and development expenses	(253,408)	(79,105)	(332,513)	(48,362)
Sales and marketing expenses	(263,806)	(59,883)	(323,689)	(47,079)
General and administrative expenses	(182,726)	(92,253)	(274,979)	(39,994)

Total operating expenses	(699,940)	(231,241)	(931,181)	(135,435)

Other income	10,800	11,124	21,924	3,189

Operating income	700,084	18,520	718,604	104,516

Interest expenses	(139)	-	(139)	(20)
Interest income and investment income	70,698	52,703	123,401	17,948
Gain on disposal of an equity investment	2,179	-	2,179	317
Foreign currency exchange losses, net	(1,291)	(47)	(1,338)	(195)
Gain on fair value change of investments	26,138	-	26,138	3,802

Income before income tax expenses	797,669	71,176	868,845	126,368

Income tax (expenses) benefits	(138,961)	31,847	(107,114)	(15,579)

Income before share of loss in equity method investments, net of income taxes	658,708	103,023	761,731	110,789

Share of loss in equity method investments, net of income taxes	(15,837)	(3,444)	(19,281)	(2,804)

Net Income	642,871	99,579	742,450	107,985

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2018

	YY	Huya	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	10,988	3,662	14,650	2,131
Research and development expenses	38,643	11,399	50,042	7,278
Sales and marketing expenses	551	607	1,158	168
General and administrative expenses	40,582	48,327	88,909	12,931

16

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2018

	YY	Huya	Total	Total
	RMB	RMB	RMB	US$

Operating income	700,084	18,520	718,604	104,516
Share-based compensation expenses	90,764	63,995	154,759	22,508
Impairment of goodwill and investments	15,099	-	15,099	2,196

Non-GAAP operating income	805,947	82,515	888,462	129,220

Net income	642,871	99,579	742,450	107,985
Share-based compensation expenses	90,764	63,995	154,759	22,508
Impairment of goodwill and investments	15,099	-	15,099	2,196
(Gain) loss on fair value change of investments and equity investees' investments	(4,422)	3,333	(1,089)	(158)
Gain on deemed disposal and disposal of investments	(2,179)	-	(2,179)	(317)
Income tax effects on non-GAAP adjustments	21,479	-	21,479	3,124

Non-GAAP net income	763,612	166,907	930,519	135,338

17

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2018

	YY	Huya	Elimination	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,239,251	792,784	-	3,032,035	483,378
Others	168,053	50,798	(1,955)	216,896	34,578

Total net revenues	2,407,304	843,582	(1,955)	3,248,931	517,956

Cost of revenues(1)	(1,303,264)	(712,533)	-	(2,015,797)	(321,365)

Gross profit	1,104,040	131,049	(1,955)	1,233,134	196,591

Operating expenses(1)
Research and development expenses	(198,007)	(51,458)	-	(249,465)	(39,771)
Sales and marketing expenses	(211,673)	(25,940)	1,955	(235,658)	(37,569)
General and administrative expenses	(128,193)	(35,783)	-	(163,976)	(26,142)

Total operating expenses	(537,873)	(113,181)	1,955	(649,099)	(103,482)

Other income	2,091	10,283	-	12,374	1,973

Operating income	568,258	28,151	-	596,409	95,082

Interest expenses	(2,019)	-	-	(2,019)	(322)
Interest income and investment income	81,607	10,584	-	92,191	14,697
Foreign currency exchange gain, net	6,719	-	-	6,719	1,071
Gain on fair value change of investments	426,547	-	-	426,547	68,002
Fair value loss on derivative liabilities	-	(11,868)	-	(11,868)	(1,892)

Income before income tax expenses	1,081,112	26,867	-	1,107,979	176,638

Income tax (expenses) benefits	(152,709)	4,464	-	(148,245)	(23,634)

Income before share of income in equity method investments, net of income taxes	928,403	31,331	-	959,734	153,004

Share of income in equity method investments, net of income taxes	9,103	76	-	9,179	1,463

Net income	937,506	31,407	-	968,913	154,467

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	31-Mar-18

	YY	Huya	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	19,353	255	19,608	3,126
Research and development expenses	52,677	1,790	54,467	8,683
Sales and marketing expenses	1,451	418	1,869	298
General and administrative expenses	14,659	21,904	36,563	5,829

18

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2018

	YY	Huya	Total	Total
	RMB	RMB	RMB	US$

Operating income	568,258	28,151	596,409	95,082
Share-based compensation expenses	88,140	24,367	112,507	17,936
Impairment of goodwill and investments	18,349	-	18,349	2,925

Non-GAAP operating income	674,747	52,518	727,265	115,943

Net income	937,506	31,407	968,913	154,467
Share-based compensation expenses	88,140	24,367	112,507	17,936
Impairment of goodwill and investments	18,349	-	18,349	2,925
Gain on fair value change of investments and equity investees’ investments	(426,547)		(426,547)	(68,002)
Fair value loss on derivative liabilities		11,868	11,868	1,892
Income tax effects on non-GAAP adjustments	44,466	-	44,466	7,089

Non-GAAP net income	661,914	67,642	729,556	116,307

19